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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horn Road, Suite 100
(No. and Street)

Pittsburgh (City) PA (State) 15237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kuhn 412-536-8026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, P.C.
(Name – *if individual, state last, first, middle name*)

2100 Corporate Drive, Suite 400 (Address) Wexford (City) PA (State) 15090 (Zip Code)

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
3/31/14

OATH OR AFFIRMATION

I, Karl G. Smrekar, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, Ltd., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allegheny Investments

Stone Quarry Crossing, 811 Camp Horne Road, Suite 100, Pittsburgh, Pennsylvania 15237
412 367 3880 *fax* 412 367 8353 www.alleghenyinvestments.com

March 3, 2014

RE: Allegheny Investments, LTD 2013 Audited Financial Statements

Enclosed are the Allegheny Investments, LTD audited financial statements for the year ending December 31, 2013.

Please call me if you have any questions (412 / 536-8041).

Sincerely

Stephen T. Hawbaker
Chief Financial Officer

Enclosure

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

ALLEGHENY INVESTMENTS, LTD.

PITTSBURGH, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2013

ALLEGHENY INVESTMENTS, LTD.

DECEMBER 31, 2013

SNODGRASS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Allegheny Investments, Ltd.

Report on the Financial Statements

We have audited the accompanying financial statements of Allegheny Investments, Ltd. which comprise the Statement of Financial Condition as of December 31, 2013, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934; and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Allegheny Investments, Ltd. 's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Allegheny Investments, Ltd. 's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

A. R. Snodgrass, P.C.

Wexford, Pennsylvania
February 28, 2014

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	1,429,517
Broker deposit		50,000
Trading securities		1,187,895
Receivables, net		1,073,044
Furniture and fixtures - net of accumulated depreciation of $202,703		239,056
Prepaid expenses		140,050
Total assets	$	4,119,562

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	831,792
Accounts payable - related party		541,805
Accrued expenses		118,408
Total liabilities		1,492,005
STOCKHOLDERS' EQUITY		
Common stock - voting; no par value; 25,000 shares authorized; 1,320 shares issued and 1,254 shares outstanding		33,750
Class N non-voting stock; no par value; 25,000 shares authorized; none issued and outstanding		-
Paid-in capital		116,430
Retained earnings		2,491,808
Treasury stock, 66 shares at cost		(14,431)
Total stockholders' equity		2,627,557
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,119,562

The accompanying notes are an integral part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Commissions on securities	$ 58,022
Commissions on investment company shares	11,603,291
Commissions on partnership interests	672,592
Commissions on annuities	1,324,121
Commissions - other	1,957,535
Rental income	24,300
Dividend income	14,975
Interest income	833
Losses on trading securities	(5,143)
TOTAL REVENUES	15,650,526
EXPENSES	
Employee compensation and benefits	13,026,429
Other expenses	2,135,607
TOTAL EXPENSES	15,162,036
NET INCOME	$ 488,490
COMPREHENSIVE INCOME	$ 488,490

The accompanying notes are an integral part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2012	$ 33,750	$ 116,430	$ 2,034,695	$ (14,431)	$ 2,170,444
Net income	-	-	488,490	-	488,490
Distributions	-	-	(31,377)	-	(31,377)
Balance, December 31, 2013	$ 33,750	$ 116,430	$ 2,491,808	$ (14,431)	$ 2,627,557

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

INCREASE IN CASH AND CASH EQUIVALENTS		
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from commissions	$ 15,369,028	
Cash paid to suppliers and employees	(14,276,110)	
Dividend and interest	15,808	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 1,108,726
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash capital expenditures	(244,360)	
NET CASH USED FOR INVESTING ACTIVITIES		(244,360)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions	(31,377)	
NET CASH USED FOR FINANCING ACTIVITIES		(275,737)
NET INCREASE IN CASH AND CASH EQUIVALENTS		832,989
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		596,528
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 1,429,517

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
NET INCOME	$ 488,490
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Depreciation	8,222
CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH	
Trading securities, net	(10,878)
Receivables, net	146,290
Accounts receivable - related party	125,871
Prepaid expenses	26,978
Deferred revenue	(57,506)
Commissions payable	(89,124)
Accounts payable - related party	541,805
Accrued expenses	(71,422)
TOTAL ADJUSTMENTS	620,236
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 1,108,726

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Allegheny Investments, Ltd. (the "Company") is a full-service broker dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in equity securities that have readily determinable fair values are classified and accounted for as trading securities. Realized and unrealized gains and losses on trading securities are included in other income.

Furniture and Fixtures – Furniture and fixtures are carried at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation – Depreciation is calculated using straight-line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery period are as follows:

Assets	Economic Lives/ Recovery Period
Furniture and fixtures	3 - 10 years

Depreciation expense for the year ended December 31, 2013, amounted to $8,222.

Cash Flows – For purposes of the Statement of Cash Flows, the Company considers highly liquid investments, purchased with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

Concentrations of Credit Risk – The Company's principal activities include sales of securities, real estate partnerships, annuities, and insurance contracts with the majority of the clients located in the western Pennsylvania area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables – Receivables primarily consist of revenue due to the Company being a distributor for various investment and insurance products. The Company has reviewed the accounts receivable, and management considers the balance at year-end to be substantially collectible.

Advertising Costs – The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year ended December 31, 2013, amounted to $141,323.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. INVESTMENTS

Investment securities have been classified according to management's intent. A summary of investments classified as trading at December 31, 2013, is as follows:

		2013
Mutual funds - municipals	$	1,175,946
Other investments		11,949
Total	$	1,187,895

Trading securities gains included in earnings as of December 31, 2013, include $14,975 of dividends and $(5,143) related to the change in fair value for assets held at December 31, 2013.

3. CASH RESERVE

The Company has cash of approximately $50,000, which has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. INCOME TAXES

The Company, with the consent of its stockholders, has elected to have its income taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in other expenses on the Statement of Comprehensive Income. The Company's federal and state income tax returns for taxable years ending prior to 2010 are closed for purposes of examination by the Internal Revenue Service and state taxing authorities.

5. PROFIT SHARING PLAN

The Company is involved in a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company's allocated contribution was approximately $473,800 to the plan during the year ended December 31, 2013.

6. RELATED-PARTY TRANSACTIONS

The Company has a payable of $541,805 to an affiliated corporation for various expenses that have been allocated between the corporations based on calculations.

7. OPERATING LEASES

The Company and an affiliated corporation have entered into a seven-year and five-month lease for the facilities they currently occupy. The total monthly rental is $0 for the first five months; $29,304 for the next three and a half years; and $30,847 for the remaining three and half years. The Company's portion of these rental payments is $0 for the first five months; $20,246 for the next three and half years; and $21,312 for the remaining three and a half years. During 2007, the Company and an affiliated company entered into an additional lease agreement for office space on an additional floor of the facility that they currently occupy. The total monthly rental for the additional space is $0 for the first two months; $8,691 for the next 22 months; and $9,148 for the remaining 41 months. The Company's portion of these rental payments is $0 for the first two months, $6,005 for the next 22 months and $6,321 for the remaining 41 months.

7. OPERATING LEASES (Continued)

The Company and an affiliated corporation have entered into a nine-year lease for the facilities they currently occupy. The first payment on this lease agreement commenced in March of 2013. The total monthly rental is $42,257 for the first three years; $44,269 for the next three years; and $46,282 for the remaining three years. The Company's portion of these rental payments is $29,196 for the first three years; $30,586 for the next three years; and $31,976 for the remaining three years.

The following is a schedule of future minimum rental payments required under the above leases as of December 31, 2013:

Year Ended		Amount
2014	$	350,346
2015		350,346
2016		364,249
2017		367,030
2018		367,030
Thereafter		1,212,310

Rental expense amounted to $378,892 for the year ended December 31, 2013.

8. STOCKHOLDERS' EQUITY

The stockholders of the Company entered into an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that ownership of the Company will be determined by the cumulative gross revenues produced for the Company by each revenue producer at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death, disability, or retirement if those shares are not purchased by any of the other stockholders.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,760,415 which was $1,510,415 in excess of its required net capital of $250,000. The Company's net capital ratio was .84 to 1.

10. LITIGATION

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels are defined as follows:

11. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: *Valuations derived from valuation techniques in which one or more significant inputs or significant* value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the Statement of Financial Condition at their fair value as of December 31, 2013, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2013			
	Level I	Level II	Level III	Total
Assets:				
Trading securities	$ 1,187,895	$ -	$ -	$ 1,187,895
Total	$ 1,187,895	$ -	$ -	$ 1,187,895

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Trading investment securities are valued based upon quoted market prices.

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash and cash equivalents, broker deposit, trading securities, and receivables would be considered financial instruments. At December 31, 2013, the carrying amount of all financial instruments approximates fair value. In addition, the Company is obligated for the delivery of financial instruments that are not included on the accompanying Statement of Financial Condition. The fair value of these financial instruments approximates the commitment amount, as disclosed in Note 12, to deliver these financial instruments.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In accordance with industry practice, the Company records clients' transactions on a trade date basis with settlement dates that generally can occur up to 30 days subsequent to the trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet other terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The exposure to loss would be the difference in market prices between the date the financial instrument was traded and the date the financial instrument was ultimately disposed. At December 31, 2013, the Company had unsettled transactions of approximately $3,832,109.

13. SUBSEQUENT EVENTS

Management has reviewed events occurring through February 28, 2014, the date the financial statements were issued, and no other subsequent events occurred requiring accrual or disclosure.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Schedule I

NET CAPITAL		
Total stockholders' equity	$	2,627,557
Less: Nonallowable assets		
Receivables from brokers or dealers		380,325
Receivables from noncustomers		3,265
Furniture and equipment		239,056
Prepaid expenses		140,050
TOTAL NONALLOWABLE ASSETS		762,696
NET CAPITAL BEFORE HAIRCUTS		1,864,861
Haircuts on trading securities - other		(84,446)
Deduction for Fidelity bond deductible		(20,000)
NET CAPITAL	$	1,760,415
AGGREGATE INDEBTEDNESS		
Accounts payable, commissions payable, and deposits	$	1,492,005
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	99,467
Minimum dollar net capital requirement	$	250,000
Net capital requirement	$	250,000
Excess net capital at 1,500%	$	1,660,948
Excess net capital at 1,000%	$	1,611,214
Excess net capital	$	1,510,415
Ratio: Aggregate indebtedness to net capital		.85 to 1

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Schedule II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms - National Financial Services

Allegheny Investments, Ltd. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

ALLEGHENY INVESTMENTS, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Schedule III

NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$	2,234,797
ADJUSTMENTS		
Adjustments to net income based on allocation		(190,296)
Adjustment for accrual of additional compensation		(284,086)
AUDITED NET CAPITAL	$	1,760,415

SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Allegheny Investments, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Allegheny Investments Ltd.'s compliance with the applicable instructions on the General Assessment Reconciliation (Form SIPC-7). Allegheny Investments, Ltd.'s management is responsible for Allegheny Investments Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

A. R. Snodgrass, P.C.

Wexford, Pennsylvania
February 28, 2014

SNODGRASS
Certified Public Accountants
and Consultants

Board of Directors
Allegheny Investments, Ltd.

In planning and performing our audit of the financial statements of Allegheny Investments, Ltd. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

A. R. Snodgrass, P.C.

Wexford, PA
February 28, 2014